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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                                MBA Holdings Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    55261x204
                                 --------------
                                 (CUSIP Number)


                                Gaylen Brotherson
                                  P.O. Box 4800
                              Scottsdale, Az. 85261
                                  480-860-2288
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    06/27/01
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 55261x204               SCHEDULE 13D                 Page 2 of 5 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON      Gaylen Brotherson
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ###-##-####
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*


    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     930,815
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER

                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    930,815
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    46.3%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 55261x204               SCHEDULE 13D                 Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1. SECURITY AND ISSUER

        Title of Class of Equity Security:

        Common Stock

        Principal Executive Offices of Issuer:

        9419 E. San Salvador Suite 105
        Scottsdale, Az. 85260

ITEM 2. IDENTITY AND BACKGROUND

 (a) Name:

     Gaylen Brotherson

 (b) Business address:

     9419 E. San Salvador Suite 105
     Scottsdale, Az. 85260

 (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:



(d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

     N/A

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

     N/A

(f)  Citizenship:

     U.S.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Personal Holdings

-------------------                                            -----------------
CUSIP NO. 55261x204               SCHEDULE 13D                 Page 4 of 5 Pages
-------------------                                            -----------------


ITEM 4. PURPOSE OF TRANSACTION

     (a) through (j) -

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  The Reporting  Person  beneficially  owns:

     (b)  Sole Power to Vote: 930,815
          Shared Power to Vote:
          Sole Power to Dispose:
          Shared Power to Vote:

     (c)

     (d)

     (e)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER



ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

-------------------                                            -----------------
CUSIP NO. 55261x204               SCHEDULE 13D                 Page 5 of 5 Pages
-------------------                                            -----------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


07/12/2001                                    /s/ Gaylen Brotherson
-----------------------                       ----------------------------------
Date                                          Signature


                                              Gaylen Brotherson
                                              ----------------------------------
                                              Name